Comprehensive Care Corporation

3405 W. Dr. Martin Luther King, Jr. Blvd, Suite 101

Tampa, Florida 33607

January 27, 2009

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Schedule 14C, Preliminary Information Statement Filed January 27, 2009

Dear Sirs:

Correspondence regarding the above referenced document may be directed to:

John Hill

Chief Executive Officer

3405 W. Dr. Martin Luther King, Jr. Blvd, Suite 101

Tampa, Florida 33607

Telephone: 813-367-4315

Facsimile: 813-367-4615

Email: jhill@compcare.com

Thank you

/s/ Robert J. Landis

Robert J. Landis

Chief Financial Officer